CLEARY GOTTLIEB STEEN & HAMILTON LLP

CGS&H Limited Liability Company
Paveletskaya Square, 2, Building 3, 10th floor
Moscow, Russia 115054
Ph. (7-495) 660-8500
Fax (7-495) 660-8505
www.clearygottlieb.com

[redacted]

May 15, 2007

BY HAND

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: Information Announcements by OAO Mosenergo (File No. 82-4475) Pursuant to Rule 12g3-2(b)(l)(i) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

On behalf of our client, OAO Mosenergo (the "Company"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Exchange Act, we are submitting herewith pursuant to subparagraph (b)(l)(i) one copy of disclosure materials related to the extraordinary general shareholders meeting of the Company, as well as of other information the Company has disclosed as required by mandatory provisions of Russian law.

If you have any questions or require any further information, please do not hesitate to contact me at (7 495) 660 8500.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Sincerely,

Yulia Solomakhina

Enclosure

[Moscow #72084 v8]

Open Joint Stock Company of Energy and Electrification "Mosenergo"
8 Raushskaya Naberezhnaya, Moscow, 115035, Russia
Form of holding the extraordinary general shareholders' meeting: absentee vote.
Date of holding the extraordinary general shareholders' meeting (final date for the receipt of filled-in voting ballots): **June 22, 2007.**
The filled in ballot shall be sent to one of the following addresses:
OAO Mosenergo, 8 Raushskaya Naberezhnaya, Moscow, 115035
ZAO Spetsializirovannyi Registrator Reestr-Servis, 15 Sadovnicheskaya Ulitsa, Moscow, 115035

1

VOTING BALLOT

Name of shareholder:

Number of voting shares in the Company XXXXXXXX

ISSUE: Payment (declaration) by the Company of a dividend based on the results of the first quarter of 2007 .
DECISION: To pay a dividend on the Company's ordinary shares based on the results of the first quarter of 2007 in cash in the amount of 0.0104408508 rubles per each ordinary share within 60 days from the date of the decision on the payment thereof.

"FOR"		**"AGAINST"**		**"ABSTAINED"**	

Choose (leave undeleted) one voting option that corresponds to your decision on each issue (unless otherwise provided for in Items 1, 2 and 3)

1. If you vote pursuant to a power of attorney issued in respect of shares transferred after the date of compilation of the list of persons entitled to participate in the general meeting (the "List"), then you must indicate, in the field opposite the voting option elected (undeleted), the number of votes cast for the voting option elected and also state the reasons for filling out the field:

- [ ] - voting pursuant to a power of attorney issued in respect of shares transferred after the date of compilation of the List;

2. If not all shares were transferred after the date of compilation of the List, the voter must indicate, in the field opposite the voting option elected (undeleted), the number of votes cast for the voting option elected and also indicate the reason for filling out the field. If instructions in respect of the shares transferred after the date of compilation of the List have been received from the acquirers of such shares and are the same as the voting option elected, then such votes will be summed:

- [ ] - a portion of shares was transferred after the date of compilation of the List.

3. If you vote pursuant to instructions of persons who acquired the shares after the date of compilation of the List, or pursuant to instructions of holders of depositary receipts, indicate the number of votes cast for each voting option in the fields opposite the voting options elected and indicate the reasons for filling out the field:

v [ ] - voting pursuant to instructions of the acquirers of shares transferred after the date of compilation of the List, and/or instructions of holders of depositary receipts.

A VOTING BALLOT CONTAINIG MORE THAN ONE VOTING OPTION UNDELETED WILL BE DEEMED INVALID
(except when voting is exercised in accordance with instructions from persons who have acquired shares after the date of compilation of the List of persons entitled to take part in the general meeting or in accordance with instructions from holders of depositary receipts)
A BALLOT THAT CONTAINS ERASURES AND/OR CORRECTIONS
SHALL BE DEEMED INVALID
A BALLOT WHICH IS NOT SIGNED BY SHAREHOLDER IS INVALID!

Signature of shareholder (representative) ________________ (________________________)
(signature) *(name)*
Power of attorney No. ________ of ________ ____, 200_

The voting ballot must be signed by the shareholder or his representative.
The voting ballot must include documents (or their notarized copies) attesting the powers of successors and representatives included into the list of persons entitled to participate in the general shareholders' meeting.

Disclosure of a Material Fact
"Information about the Dates for Closing the Issuer's Register"

1. General Information	
1.1. Full corporate name of the issuer (for a non commercial organizations – a name)	***Open Joint Stock Company of Energy and Electrification "Mosenergo".***
1.2. Short corporate name of the issuer	***OAO "Mosenergo"***
1.3. Location of the issuer	***8 Raushskaya naberezhnaya, Moscow 115035, Russian Federation.***
1.4. Principal state registration number of the issuer	***1027700302420***
1.5. Taxpayer Identification Number of the issuer	***7705035012***
1.6. Unique code of the issuer assigned by the registration authority	***00085-A***
1.7. Web page address used by the issuer for the disclosure of information	***www.mosenergo.ru***

2. Subject-matter of the Disclosure
2.1. Category (class) of the issuer's shares, in respect of which the list of owners is compiled as of a certain date: ***ordinary registered non-documentary shares (state registration number and date of state registration: 1-01-00085-A of June 17, 2003)***   2.2. The purpose for which the list of the owners of the issuer's shares is compiled: ***participation in the extraordinary general shareholders' meeting of OAO "Mosenergo"***   2.3. The date as of which the list of the owners of the issuer's shares is compiled: ***May 10, 2007***   2.4. The date of preparation of the Minutes and the number of the Minutes of the meeting of the authorized governing body of the issuer, which took the decision about the date for compiling the list of the owners of the issuer's registered securities: ***Minutes of the meeting of the Board of Directors of OAO "Mosenergo" No. 30 dated May 11, 2007***

3. Signature		
3.1. Deputy General Director for Economics acting on the basis of power of attorney No. 12-07/001-8 of July 15, 2005	________ (signature)	**S.Y. Rumyantsev**
3.2. Date: "11" May 2007	[Seal]	

{Moscow #83923 v2}

Open Joint Stock Company of Energy and Electrification "Mosenergo"
8 Raushskaya Naberezhnaya, Moscow, 115035, Russia

NOTICE
on the holding of the extraordinary general shareholders' meeting of OAO "Mosenergo"

OAO "Mosenergo" informs of the holding of the extraordinary general shareholders' meeting of the Company in the form of an absentee vote with the following agenda:

- Payment (declaration) by the Company of a dividend based on the results of the first quarter of 2007 .

The date of holding the extraordinary general shareholders' meeting (the final date for the receipt of the filled-in voting ballots): **June 22, 2007 .**
Postal addresses to any of which filled-in voting ballots shall be sent:
- OAO Mosenergo, 8 Raushskaya Naberezhnaya, Moscow 115035
- ZAO Spetsializirovannyi Registrator Reestr-Servis, 15 Sadovnicheskaya Ulitsa, Moscow, 115035.

Persons entitled to take part in the extraordinary general shareholders' meeting may get acquainted with the information (materials) relating to agenda items in the period between **June 1 , 2007 and June 22 2007 года** on business days from 10:00 a.m. to 5:00 p.m. at the following addresses:
- OAO Mosenergo: 8 Raushskaya nab., Moscow. Access to the building can be provided only subject to prior registration over the telephone.
Contact phones: **957-2057, 957-4805, 957-3945, 957-2599**.
- ZAO Spetsializirovannyi Registrator Reestr-Servis: 15 Sadovnicheskaya Ulitsa, Moscow.Contact phones: **234-7076; 234-7078; 234-7079**.
Information (materials) relating to the agenda will be also accessible on the Company's Internet web-site (www.mosenergo.ru) until **June 9 , 2007.**

The list of persons entitled to participate in the extraordinary general shareholders' meeting of OAO "Mosenergo" is compiled as of **May 10, 2007.**

The Board of Directors of OAO "Mosenergo"

Disclosure of Data, which May Materially Affect the Value of the Securities of the Joint Stock Company

1. General Information	
1.1. Full corporate name of the issuer:	***Open Joint Stock Company of Energy and Electrification "Mosenergo".***
1.2. Short corporate name of the issuer:	***OAO "Mosenergo"***
1.3. Location of the issuer:	***8 Raushskaya naberezhnaya, Moscow 115035.***
1.4. Principal state registration number of the issuer:	***1027700302420***
1.5. Taxpayer Identification Number of the issuer:	***7705035012***
1.6. Unique code of the issuer assigned by the registration authority:	***00085-A***
1.7. Web page address used by the issuer for the disclosure of information:	***www.mosenergo.ru***

2. Subject-matter of the disclosure

Information about the decision adopted by the board of directors of the joint stock company to convene the annual general shareholders' meeting, including approval of the agenda of the general shareholders' meeting.

Date of the meeting of the board of directors of the joint stock company, which adopted the relevant decision: ***May 10, 2007***

Date for preparing and number of the minutes of the board of directors of the joint stock company, which adopted the relevant decision: ***Minutes No. 30 of May 11, 2007***

Content of the decision adopted by the board of directors of the joint stock company:

To convene an extraordinary general meeting of the Company's shareholders in the form of absentee vote.

To approve the following agenda for the extraordinary general meeting of the Company's shareholders:

- *On the payment (declaration) by the Company of a dividend based on the results of the first quarter of 2007.*

3. Signature

3.1. Deputy General Director
for Economics
acting on the basis of power of attorney
No. 12-07/001-8 of July 15, 2005

_________ (signature) **S.Y. Rumyantsev**

3.2. Date: "11" May 2007 [Seal]

[Moscow #83924 v2]

END